UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 7)
SHOPKO STORES, INC.

(Name of the Issuer)
ShopKo Stores, Inc.
Badger Retail Holding, Inc.
Badger Acquisition Corp.
Goldner Hawn Johnson & Morrison Incorporated
Marathon Fund Limited Partnership V
Miltiades Limited Partnership
Marathon Ultimate GP, LLC
Jack W. Eugster

(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
824911101

(CUSIP Number of Class of Securities)

ShopKo Stores, Inc. Attention: Steven R. Andrews, Esq. 700 Pilgrim Way Green Bay, Wisconsin 54304 Telephone: (920) 429-2211	Badger Retail Holding, Inc.
Badger Acquisition Corp.
Goldner Hawn Johnson & Morrison Incorporated
Marathon Fund Limited Partnership V
Miltiades Limited Partnership
Marathon Ultimate GP, LLC
c/o Goldner Hawn Johnson & Morrison Incorporated
3700 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Telephone: (612) 338-5912	Jack W. Eugster c/o ShopKo Stores, Inc. 700 Pilgrim Way Green Bay, Wisconsin 54304 Telephone: (920) 429-2211
(Name, Address and Telephone Number of Person Authorized To Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:

Thomas A. Cole, Esq. Dennis V. Osimitz, Esq. Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, Illinois 60603 Telephone: (312) 853-7000	Eileen T. Nugent, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000	James C. Melville, Esq. Kaplan Strangis & Kaplan, P.A. 5500 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Telephone: (612) 375-1138

     This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$785,805,154	$92,490

*Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (A) the product of 30,258,332 shares of ShopKo common stock multiplied by the merger consideration of $25.50 per share, plus (B) $14,217,688 expected to be paid upon cancellation of outstanding options.
**The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001177.
☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$86,625
Form or Registration No.:	Schedule 14A
Filing Party:	ShopKo Stores, Inc.
Date Filed:	June 13, 2005

SCHEDULE 13E-3
Introduction
This Amendment No. 7 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, by (1) ShopKo Stores, Inc., a Wisconsin corporation (“ShopKo”), the issuer of common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (2) Badger Retail Holding, Inc., a Delaware corporation (“Badger Retail Holding”), (3) Badger Acquisition Corp., a Wisconsin corporation (“Badger Acquisition”), (4) Goldner Hawn Johnson & Morrison Incorporated, a Minneapolis-based private equity firm, (5) Marathon Fund Limited Partnership V, a Delaware limited partnership, (6) Miltiades Limited Partnership, a Delaware limited partnership, (7) Marathon Ultimate GP, LLC, a Delaware limited liability company, and (8) Mr. Jack W. Eugster.
Item 15. Additional Information.
Regulation M-A Item 1011
(b) Other Material Information.
On October 18, 2005, ShopKo terminated the Agreement and Plan of Merger, dated as of April 7, 2005, as amended on September 9, 2005 and September 29, 2005, by and among Badger Retail Holding, Badger Acquisition and ShopKo pursuant to Section 7.1(h) thereto by providing written notice to Badger Retail Holding. A copy of the notice letter is set forth as Exhibit (a)(9) hereto. A copy of a press release issued by ShopKo on October 18, 2005 announcing the termination of the merger agreement is set forth as Exhibit (a)(10) hereto. As a result of the termination of the merger agreement, the going private transaction described in the Schedule 13E-3 originally filed by ShopKo with the SEC on June 13, 2005 will not be completed.
Item 16. Exhibits.
Regulation M-A Item 1016
(a)(9)	Notice Letter sent by ShopKo Stores, Inc. to Badger Retail Holding, Inc. on October 18, 2005

(a)(10)	Press Release issued by ShopKo Stores, Inc. on October 18, 2005 (incorporated herein by reference to Exhibit 99.1 of the Form 8-K filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on October 19, 2005)

     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: October 20, 2005

SHOPKO STORES, INC.
By:	/s/ Steven R. Andrews
Name:	Steven R. Andrews
Title:	Senior Vice President

BADGER RETAIL HOLDING, INC.
By:	/s/ Michael S. Israel
Name:	Michael S. Israel
Title:	Secretary and Treasurer

BADGER ACQUISITION CORP.
By:	/s/ Michael S. Israel
Name:	Michael S. Israel
Title:	Secretary and Treasurer

GOLDNER HAWN JOHNSON & MORRISON INCORPORATED
By:	/s/ Michael S. Israel
Name:	Michael S. Israel
Title:	Managing Director

MARATHON FUND LIMITED PARTNERSHIP V
By:	MILTIADES LIMITED PARTNERSHIP
Its:	General Partner

By:	MARATHON ULTIMATE GP, LLC
Its:	General Partner

By:	/s/ Michael S. Israel
Name:	Michael S. Israel
Title:	Manager

MILTIADES LIMITED PARTNERSHIP
By:	MARATHON ULTIMATE GP, LLC
Its:	General Partner

By:	/s/ Michael S. Israel
Name:	Michael S. Israel
Title:	Manager

MARATHON ULTIMATE GP, LLC
By:	/s/ Michael S. Israel
Name:	Michael S. Israel
Title:	Manager

JACK W. EUGSTER
/s/ Jack W. Eugster

EXHIBIT INDEX
(a)(9)	Notice Letter sent by ShopKo Stores, Inc. to Badger Retail Holding, Inc. on October 18, 2005

(a)(10)	Press Release issued by ShopKo Stores, Inc. on October 18, 2005 (incorporated herein by reference to Exhibit 99.1 of the Form 8-K filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on October 19, 2005)

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